Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,
India.

CIN : L85195TG1984PLC004507

Tel      : +91 40 4900 2900

Fax     : +91 40 4900 2999

Email : mail@drreddys.com

www.drreddys.com

August 14, 2023

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY-EQ)

BSE Limited (Scrip Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd (Stock Code: DRREDDY)

Dear Sirs,

Sub: Disclosure of continuing event or information of the Company

Ref: Disclosure pursuant to Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015

Pursuant to Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended, read with SEBI Circular No. SEBI/HO/CFD/CFD-PoD-1/P/CIR/2023/123 dated July 13, 2023, please find annexed details of continuing event or information in the Annexure enclosed.

This is for your information.

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

K Randhir Singh
Company Secretary, Compliance Officer and Head-CSR

Encl: as above

Annexure

Giving of Corporate Guarantee

Sl	Particulars		Details
a	Name of party for which such guarantees or indemnity or surety was given	:	Aurigene Pharmaceutical Services Limited, step down Wholly-owned Subsidiary of the Company.
b	Whether the promoter/ promoter group/ group companies have any interest in this transaction? If yes, nature of interest and details thereof and whether the same is done at “arm’s length”	:

The promoter/ promoter group/ group companies have no interest in the transaction. The Corporate Guarantee was extended by the Company for its step down Wholly-owned Subsidiary, Aurigene Pharmaceutical Services Limited. The transaction was done on arm’s length basis and approved by the Board as well as by the Audit Committee.

c	Brief details of such guarantee or indemnity or becoming a surety viz. brief details of agreement entered (if any) including significant terms and conditions, including amount of guarantee	:

The Company has executed a Letter of Guarantee dated June 22, 2023 in favour of IndusInd Bank Limited for extending credit facilities to Aurigene Pharmaceutical Services Limited (‘Borrower’), amounting to Rs.380 Crore. In the event of failure on the part of the Borrower in repaying the the facilities availed, to the IndusInd Bank, the Company guaranteed the due repayment of the same.

d	Impact of such guarantees or indemnity or surety on listed entity	:	The Corporate Guarantee was extended for the step down Wholly-owned Subsidiary of the Company. In the event of failure on the part of the borrower in repaying the same to the IndusInd Bank, the Company guaranteed the due repayment of the same.